UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-14773

NATIONAL BANCSHARES CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

112 West Market Street

Orrville, Ohio 44667

(330) 682-1010

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 799

*EXPLANATORY NOTE: National Bancshares Corporation (“Registrant”) is a bank holding company and the class of securities to which this certification/notice applies is held of record by fewer than 1,200 persons. Registrant is relying on Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended by the Jumpstart Our Business Startups Act, to terminate the registration of its common shares, without par value, under Section 12(g) of the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934 National Bancshares Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NATIONAL BANCSHARES CORPORATION

Date: January 4, 2013	By:	/s/ Mark R. Witmer
Mark R. Witmer
President and Chief Executive Officer